

April 16, 2010

Mr. John P. Lynch
President and Chief Executive Officer
NWT Uranium Corp.
#1102- 70 York Street
Toronto, ON
M5J 1S9
Canada

> **Re: NWT Uranium Corp.**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed July 17, 2009**
> **Response Letter Dated March 2, 2010**
> **Form 20-F/A for the Fiscal Year Ended December 31, 2008**
> **Filed March 3, 2010**
> **File No. 000-50822**

Dear Mr. Lynch:

We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2008

Management's Annual Report on Internal Financial Control over Financial Reporting, page 73

1.   We note you disclose your Chief Executive Officer and Chief Financial Officer have concluded that your financial controls and procedures provide "reasonable assurance regarding the reliability of the company's financial reporting and the preparation of the company's financial statements for external purposes in accordance with (Canadian and US) GAAP." Please modify your disclosure to

explicitly and unequivocally state whether your Chief Executive Officer and Chief Financial Officer have concluded your internal controls over financial reporting (as defined by Rule 13a-15(f) of the Securities Exchange Act of 1934) were either effective or ineffective at December 31, 2008.

Consolidated Financial Statements as of December 31, 2008 and 2007 and for the Years Ended December 31, 2008, 2007 and 2006

Auditor's Report

2.   We note your audit report does not cover the fiscal year ended December 31, 2006. We further note your auditor's report references the work of other auditors and their report dated April 18, 2007. Please obtain and file an audit report, or a combination of audit reports, that cover all periods required to be presented.

To the extent your auditor continues to reference the work of other auditors, please file the report of the other auditors pursuant to Rule 2-05 of Regulation S-X and, in your response, please also confirm to us that the prior auditor has consented to your inclusion of their report in your amended filings.

Note 13 – Segment Information, page 33

3.   In regards to your response to our prior comment number seven, please expand your proposed disclosure to specifically identify the measurement reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance.

Exhibits 12.1 and 12.2

4.   Please amend your filing to include certifications that contain the signatures (or conforming signatures) of the certifying officers.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments

You may contact James Giugliano at (202) 551-3319, or Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief